UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number 0-54433

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q

[  ] Form 10-D [  ] Form N-CEN [  ] Form N-CSR

For Period Ended: December 31, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

MariMed Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

10 Oceana Way

Address of Principal Executive Office (Street and Number)

Norwood, Massachusetts 02062

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

MariMed Inc. (the “Registrant”) has been unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Report”) by March 16, 2020 without unreasonable effort or expense due, in part, to circumstances related to the coronavirus disease 2019 (COVID-19) pandemic. Specifically, (a) the Registrant’s receipt of information from certain third parties related to the completion of its audit has been delayed, and (b) certain of the Registrant’s personnel responsible for is financial reporting function have been adversely affected due to potential exposure to the virus. The Registrant believes that the Report will be filed on or before March 31, 2020.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jon R. Levine	(781) 277-0007
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In February 2020, GenCanna Global Inc. (“GenCanna”), the Kentucky-based producer and distributor of industrial hemp in which the Registrant previously invested $30 million and to whom the Registrant sold approximately $33 million of hemp seed inventory in 2019, filed for voluntary reorganization under Chapter 11 with the U.S. Bankruptcy Court in the Eastern District of Kentucky.

As a result, the Registrant’s financial statements as of December 31, 2019 are expected to include (i) a charge to earnings of approximately $30 million which reduces the carrying value of the investment in GenCanna to zero, and (ii) a full reserve against the outstanding receivable balance from GenCanna of approximately $29 million, along with the write-off of associated unearned revenue of approximately $4 million.

Additionally, given the uncertainty concerning the impact of COVID-19 on the global economy, the Registrant expects to take reserves on certain receivables and write-downs of intangible assets in the amounts disclosed below.

Total revenues for the fiscal year ended December 31, 2019 are expected to be approximately $46 million, which includes approximately $29 million of sales to GenCanna, compared to total revenues of approximately $12 million for the same prior year period.

Cost of revenues for the fiscal year ended December 31, 2019 are expected to be approximately $27 million, which includes approximately $21 million of costs related to the GenCanna seed sales, compared to cost of revenues of approximately $4 million for the same prior year period.

Operating expenses for the fiscal year ended December 31, 2019 are expected to be in the range of approximately $52 to $60 million, which includes the reserve of the GenCanna receivable of approximately $29 million as previously discussed, as well as approximately $7 to $15 million of reserves on other receivables and an approximate $3 million write-down of intangibles, compared to operating expenses of approximately $13 million for the same prior year period.

Net non-operating expenses for the fiscal year ended December 31, 2019 are expected to be approximately $40 million, which includes the write-off of the GenCanna investment of approximately $30 million as previously discussed, as well as approximately $13 million of interest expense (approximately $8 million of which is non-cash), compared to net non-operating expenses of approximately $8 million for the same prior year period.

As a result of the foregoing, the Registrant expects to incur a pretax loss for the fiscal year ended December 31, 2019 of in the range of approximately $73 to $81 million, caused by the aforementioned receivable reserves, investment and intangibles write-offs, and non-cash interest, all of which aggregate to approximately $77 million, compared to a pretax loss of approximately $13 million for the same prior year period.

The foregoing anticipated results for the year ended December 31, 2019 are management’s current estimates and are subject to change. Actual results will be included in the Report as filed.

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MariMed Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2020	By:	/s/ Jon R. Levine
	Name:	Jon R. Levine
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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